

November 22, 2011

Via E-mail
Jean Perrotti
Chief Financial Officer
Superclick, Inc.
300-10222 St. Michel
Montreal, Quebec
Canada H1H-5H1

> **Re: Superclick, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 18, 2011**
> **File No. 000-51756**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2, page 27

Background, page 27

1. Per comment 1 from our letter dated November 4, 2011 revise to disclose the specific per share amount, or range, indicated in the preliminary indication of interest from Company 4, or explain why you are unable to do so.

Opinion of Financial Advisor to Superclick, page 33

Financial Analyses by Financial Advisor, page 35

2. We note the disclosure added in response to comment 6 from our letter dated November 4, 2011. Further revise to briefly explain how analysis of the thirty-one market transactions as compared to your contemplated transaction supported/affected Vantage Point's fairness opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        George E. Greer, Esq.
        Orrick, Herrington & Sutcliffe LLP
        Joel Mayersohn, Esq.
        Roetzel & Andress, LPA